                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                 SCHEDULE  13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   1  )

                          HOSOI GARDEN MORTUARY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON SHARES, par value $.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44090300
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                                 (CUSIP Number)

                   Julie S. Shimonishi, 30 North Kukui Street
                   Honolulu, Hawaii, 96817, (808) 528-3735
--------------------------------------------------------------------------------
                   (Name, Address, Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 21, 1995
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------
 CUSIP No.  44090300
--------------------------------------------------------

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   1   NAME OF REPORTING PERSON
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                   Sadako Hosoi
--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
       (a) X
       (b)
--------------------------------------------------------------------------------

   3   SEC USE ONLY

--------------------------------------------------------------------------------

   4   SOURCE OF FUNDS

                   No funds were or are to be used.
--------------------------------------------------------------------------------

   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------------------------------------------------------------------------------
    NUMBER OF              7       SOLE VOTING POWER

      SHARES                             Nil
                        --------------------------------------------------------
   BENEFICIALLY            8       SHARED VOTING POWER

     OWNED BY                            158,250 shs.
                        --------------------------------------------------------
       EACH                9       SOLE DISPOSITIVE POWER

     REPORTING                           Nil
                        --------------------------------------------------------
       PERSON             10       SHARED DISPOSITIVE POWER

        WITH                             158,250 shs.
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   158,250 shs.
       -------------------------------------------------------------------------

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       -------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.59%
       -------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------
 CUSIP No.  44090300
--------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                   Julie Sakaye Shimonishi
--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
       (a) X
       (b)
--------------------------------------------------------------------------------

   3   SEC USE ONLY

--------------------------------------------------------------------------------

   4   SOURCE OF FUNDS

                   No funds were or are to be used.
--------------------------------------------------------------------------------

   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------------------------------------------------------------------------------
    NUMBER OF              7       SOLE VOTING POWER

      SHARES                             210,784
                        --------------------------------------------------------
   BENEFICIALLY            8       SHARED VOTING POWER

     OWNED BY                            158,250
                        --------------------------------------------------------
       EACH                9       SOLE DISPOSITIVE POWER

     REPORTING                           220,784
                        --------------------------------------------------------
       PERSON             10       SHARED DISPOSITIVE POWER

        WITH                             158,250
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   379,034
       -------------------------------------------------------------------------

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       -------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   20.57%
       -------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------
 CUSIP No.  44090300
--------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                   Hosoi Family Limited Partnership
--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
       (a) X
       (b)
--------------------------------------------------------------------------------

   3   SEC USE ONLY

--------------------------------------------------------------------------------

   4   SOURCE OF FUNDS

                   No funds were or are to be used.
--------------------------------------------------------------------------------

   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                   Hawaii
--------------------------------------------------------------------------------
    NUMBER OF               7       SOLE VOTING POWER

      SHARES                             160,250
                        --------------------------------------------------------
    BENEFICIALLY            8       SHARED VOTING POWER

      OWNED BY                           Nil
                        --------------------------------------------------------
        EACH                9       SOLE DISPOSITIVE POWER

     REPORTING                           160,250
                        --------------------------------------------------------
      PERSON               10       SHARED DISPOSITIVE POWER

       WITH                              Nil
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   160,250
       -------------------------------------------------------------------------

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       -------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.70%
       -------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON

                   00
--------------------------------------------------------------------------------

--------------------------------------------------------
 CUSIP No.  44090300
--------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                   Herman S. Hosoi Trust
--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
       (a)
       (b)
--------------------------------------------------------------------------------

   3   SEC USE ONLY

--------------------------------------------------------------------------------

   4   SOURCE OF FUNDS

                   No funds were or are to be used.
--------------------------------------------------------------------------------

   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                   Hawaii
--------------------------------------------------------------------------------
    NUMBER OF              7       SOLE VOTING POWER

     SHARES                              158,250
                        --------------------------------------------------------
   BENEFICIALLY            8       SHARED VOTING POWER

     OWNED BY                            NIL
                        --------------------------------------------------------
       EACH                9       SOLE DISPOSITIVE POWER

     REPORTING                           158,250
                        --------------------------------------------------------
     PERSON               10     SHARED DISPOSITIVE POWER

      WITH                                 Nil
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   158,250
       -------------------------------------------------------------------------

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       -------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.59%
       -------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON

                   00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.       Security and Issuer.

              This statement relates to the common shares, par value $.20 per share, of which the issuer is Hosoi Garden Mortuary, Inc., 30 North Kukui Street, Honolulu, Hawaii 96817.


Item 2.       Identity and Background.

              This statement is filed by Sadako Hosoi, individually and as co-trustee of the Herman S. Hosoi Trust, and Julie Sakaye Shimonishi, individually and as co-trustee of the Herman S. Hosoi Trust, and general partner of the HOSOI FAMILY LIMITED PARTNERSHIP. The trust and the limited partnership each exist under Hawaii law.

              The following information relates to Sadako Hosoi and Julie Sakaye Shimonishi and where applicable, the trust and the limited partnership.

              (b) The business address of each individual, the trust and the limited partnership is 30 North Kukui Street, Honolulu, Hawaii 96817.

              (c) Mrs. Hosoi is a former Chairperson of the Board and Treasurer of Hosoi Garden Mortuary, Inc. Mrs. Shimonishi is a school teacher employed by the State of Hawaii, Department of Education, Honolulu, Hawaii. Mrs. Hosoi and Mrs. Shimonishi are both directors of Hosoi Garden Mortuary, Inc.

              (d) Neither individual nor the trust or the limited partnership has been convicted in a criminal proceeding.

              (e) Neither individual nor the trust or the limited partnership has been a party to a civil proceeding of a judicial or administrative body during the last five years.

              (f) Both individuals are citizens of the United States of America.


Item 3.       Source and Amount of Funds or Other Consideration.

              Neither individual and neither the trust nor the limited partnership named in Item 2 paid any consideration for the common shares.


Item 4.       Purpose of the Transaction.

              The common shares were received by gift or upon death. Neither individual, the trust nor the limited partnership named in Item 2 currently has any plans or proposals which relate to or would result in:


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
              (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

              (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the issuer;

              (f) Any other material change in the issuer's business or corporate structure;

              (g) Changes in the issuer's articles of association or bylaws or other actions which may impede the acquisition of control of the issuer by any person;

              (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

              (j)       Any action similar to any of those listed above.


Item 5.       Interest in Securities of the Issuer.

              The individuals named in Item 2 share the power to vote and direct the disposition of 158,250 common shares, or 8.59% of the outstanding shares.

              In addition, Mrs. Shimonishi has sole power to vote and direct the disposition of an additional 210,784 common shares, or a total of 379,034 shares, which is 19.71% of the outstanding shares.

              The HOSOI FAMILY LIMITED PARTNERSHIP owns 160,250 common shares, or 8.40% of the outstanding shares, for which Mrs. Shimonishi has voting and disposition powers.

              The Herman S. Hosoi Trust owns 158,250 common shares, or 8.59% of the outstanding shares, for which Mrs. Hosoi and Mrs. Shimonishi share voting and disposition powers.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              Mrs. Hosoi is the mother of Mrs. Shimonishi. They are co-trustees under the trust instruments of the two trusts named in Item 2. Mrs. Shimonishi is the general partner of the Hosoi Family Limited Partnership of which Mrs. Hosoi is a limited partner.


Item 7.       Material previously Filed as Exhibits.

Page
 10              1.       Filing Agreement as required by Rule 13d-1(f).

 11              2.       Sadako Hosoi Trust Revocable Living Trust Agreement
                          dated October 17, 1974, as amended February 20, 1978 and December 4, 1978.

 33              3.       Herman S. Hosoi Trust Revocable Living Trust
                          Agreement dated October 17, 1974, as amended
                          February 20, 1978.


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


December 15, 1995               SADAKO HOSOI
                                ------------------------------------------------
                                SADAKO HOSOI, individually and as co-trustee of the HERMAN S. HOSOI TRUST named in Item 2 of the statement on Schedule 13D


December 15, 1995               JULIE S. SHIMONISHI
                                ------------------------------------------------
                                JULIE S. SHIMONISHI, individually and as co-trustee of the HERMAN S. HOSOI TRUST and General
                                Partner of the Hosoi Family Limited Partnership named in Item 2 of the statement on Schedule 13D

                                FILING AGREEMENT


                 The undersigned agree to file jointly a single statement on
Schedule 13D relating to common shares, par value $.20 per share, of Hosoi Garden Mortuary, Inc.



December 15, 1995               SADAKO HOSOI
                                ------------------------------------------------
                                SADAKO HOSOI, individually and as co-trustee of the HERMAN S. HOSOI TRUST named in Item 2 of the statement on Schedule 13D




December 15, 1995               JULIE S. SHIMONISHI
                                ------------------------------------------------
                                JULIE S. SHIMONISHI, individually and as co-trustee of the HERMAN S. HOSOI TRUST and General
                                Partner of the Hosoi Family Limited Partnership named in Item 2 of the statement on Schedule 13D